Exhibit (e)(15)

January 1, 2023

Mohammed Shah Syed

90 Russell Street

Woodbridge, NJ 07095

Dear Shah:

TSR, Inc., a Delaware corporation (“TSR” or the “Company”) is pleased to offer you employment pursuant to the following terms and conditions provided herein, and this will constitute your employment agreement (“Agreement”).

1. Term of Employment. Except for earlier termination as provided in Section 4 hereof, the term of employment under this Agreement (“Term of Employment”) will commence on January 1, 2023, unless otherwise agreed to in writing by you and the Company (“Effective Date”) and will continue thereafter until second (2nd) anniversary of the Effective Date. Your employment with the Company upon the expiration of this Agreement shall be at-will if no new or amended employment agreement is in place between the parties at that time. Your at-will employment relationship shall mean that you or the Company may separate your employment at any time, with or without reason, without notice. For the avoidance of doubt, you shall not be eligible for any severance benefits pursuant to this Agreement, under any circumstances, after the Term of Employment.

2. Employment Position and Duties.

2.1 During the employment, you shall serve as the Director of Recruiting and Sales and shall have the duties, responsibilities, functions and authority appropriate to the position of Director of Recruiting and Sales, in each case subject to the power and authority of the Chief Executive Officer of the Company (the “CEO”). Employee shall render to Company services that are consistent with Employee’s position, or as the Company may, from time to time, reasonably direct.

2.2 You shall report to the CEO and shall devote your full business time and attention to the business and affairs of the Company. So long as you are employed by the Company, you shall not, without the prior written consent of the Company CEO, perform other services for compensation for the benefit of any Person other than the Company and its Affiliates; provided, that the foregoing shall not prevent you from (i) serving on the boards of directors of non-profit organizations and, with the prior written approval of the CEO, other for profit companies, (ii) participating in charitable, civic, educational, governmental, professional, community or industry affairs, and (iii) managing your passive personal investments, in each case, so long as such activities do not violate Section 5, and do not, individually or in the aggregate, materially or unreasonably interfere or conflict with Employee’s duties hereunder or create a potential or actual business or fiduciary conflict.

For purposes of this Agreement, “Affiliate” of any specified Person means, with respect to (i) any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such specified Person and (ii) any Person that is a natural Person, the spouse, ancestors or lineal descendants of such Person, any limited partnership or limited liability company controlled by such Person or such Person’s spouse, ancestors or lineal descendants or in which such Person or such Person’s spouse, ancestors or lineal descendants holds a majority interest, any trust established for the benefit of any of them and such Person’s estate or legal representative. For purposes of this Agreement, “Person” means any natural person, corporation, partnership (whether general or limited), limited liability company, association, custodian, nominee, trust, estate, joint venture, governmental authority or other individual or entity.

3. Compensation and Other Remuneration. In exchange for services rendered by you hereunder, Company shall provide the following:

3.1 Base Salary. During your Term of Employment, the Company will pay to you a base salary at the rate of not less than Three Hundred and Twenty-Five Thousand Dollars ($325,000.00) per annum as adjusted from time to time (the “Base Salary”). Base Salary will be paid in accordance with the Company’s customary payroll practices (in effect from time to time, but in no event less frequently than monthly) and shall be subject to payroll deductions and required withholdings. Any increases to the Base Salary shall be determined by the CEO in his sole discretion.

3.2 Annual Bonus Program. In addition to the Base Salary, you shall be eligible to participate in the Company’s annual bonus for each fiscal year during the Term of Employment (the “Annual Bonus”). The fiscal year (“FY”) is June 1 to May 31. The Annual Bonus will be payable by the Company within 30 days of the end of the FY for which such Annual Bonus relates, in accordance with the Company’s customary payroll practices in effect from time to time. In order to be eligible, you must be actively working for the Company on the date any bonuses are paid including the Annual Bonus. For the avoidance of doubt, the Annual Bonus is not earned until paid. The Annual Bonus during the Term of Employment shall be agreed upon in writing by you and the Company and determined based on individual performance and Company financial information, among other factors as agreed upon by you and the Company, and which shall be attached as Addendum A. Any Annual Bonus for following years after the Term of Employment, if any, shall be established by the Company in its sole discretion.

3.3 Equity. Employee shall be eligible to participate in the TSR, Inc. 2020 Equity Incentive Plan.

3.4 Benefits. During your employment, you shall be eligible to participate in the Company’s retirement, health and welfare employee benefit plans and to the Company’s long-term incentive plans that are generally available to its senior management employees. Your participation in such employee benefit plans will be subject to the terms of the applicable plan documents and generally applicable Company policies. Notwithstanding the foregoing, the Company, in its sole discretion, may modify or terminate any employee benefit plan at any time.

3.5 Car Allowance. During the Term of Employment, the Company shall provide you with a car allowance of Five Hundred Dollars ($500.00) per month.

3.6 Business Expenses. During Employee’s employment, the Company shall reimburse Employee for all reasonable and approved business expenses incurred by Employee in the course of performing Employee’s duties and responsibilities under this Agreement, which business expenses are consistent with the Company’s policies in effect from time to time, subject to the Company’s requirements with respect to reporting and documentation of such expenses.

4. Termination.

4.1 Termination for Cause. The Company may terminate your employment and all of the Company’s obligations hereunder, other than its obligations set forth below in this Section 4.1, at any time for “Cause.” “Cause” shall mean termination because of your (a) conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised), (b) willful failure or refusal without proper cause to perform your duties with the Company, including your obligations under this Agreement (other than any such failure resulting from your incapacity due to physical or mental impairment) and, after having been given written notice thereof by the Company, failure to correct such willful failure or refusal to perform (if curable) within thirty (30) days after receipt of such notice, (c) misappropriation, embezzlement or reckless or willful destruction of Company property, (d) breach of any statutory or common law duty of loyalty to the Company, (e) violation of any material Company policy including its harassment, discrimination and retaliation policies; (f) intentional and improper conduct materially prejudicial to the business of the Company or any of its Affiliates, (g) breach of this Agreement including any of the covenants provided for in Section 5 hereof, or (h) breach of any non-solicitation obligations pursuant to any contract or agreement with any third party including non-solicitation of clients, customers, potential clients/customers, employees and consultants. In the event of the termination of your employment by the Company for Cause, without prejudice to any other rights or remedies that the Company may have at law or in equity, the Company shall have no further obligations to you other than to: (i) pay Base Salary through the effective date of termination, (ii) pay approved, unreimbursed business expenses in accordance with Company policy; and (iii) comply with obligations owed under the Company’s benefit plans in accordance with their terms as in effect as of the effective date of termination ((i) through (iii) collectively, the “Termination Entitlement”).

4.2 Termination Due to Death. This Agreement shall terminate upon your death and the Company shall not have any further obligations hereunder, except that your estate will be entitled to receive, in addition to any regular life insurance benefits paid by the Company, the Termination Entitlement.

4.3 Termination Due to Disability. If, during your employment, you become physically or mentally disabled, whether totally or partially, so that you are prevented from performing the material functions of your position, with or without accommodation, for periods aggregating six (6) months in any twelve (12) month period, the Company will be entitled to terminate your employment upon written notice to you given at any time thereafter during which you are still disabled. You will thereafter be entitled to receive the Termination Entitlement.

4.4 Termination Due to your Purported Breach of Third Party Obligations. With the exception of the circumstances described in 4. l(h) which shall result in immediate termination for Cause, if, during the Term of Employment, a threat of litigation or litigation is initiated by a third party against the Company or against you as it relates to your employment with the Company, the Company may terminate your employment or place you on an unpaid leave of absence, as determined by the Company in its sole discretion, in which case the Company would pay you the Termination Entitlement and one month of pay at your Base Salary in exchange for a general release agreement. Unless agreed upon otherwise in writing, Company shall not have any obligations to indemnify or reimburse you for legal fees related to threatened or actual litigation.

4.5 Other Termination by the Company.

(a) The Company may terminate your employment during the Term of Employment, other than a termination under Sections 4.1, 4.2, 4.3 or 4.4, at any time upon written notice to you. In the event that your employment is so terminated during the Term of Employment, in addition to the Termination Entitlement, you will receive (subject to the requirements of Section 4.8), for the duration of the Severance Period (defined in Section 4.4(b) below), bi-weekly payments made in substantially equal installments in accordance with the customary payroll practices of the Company, and subject to payroll deductions and required withholdings, at an annualized rate equal to your Base Salary; provided however, that:

(i) if you die during the Severance Period, your payments pursuant to this Section 4.5(a) shall cease, and your estate will be entitled to receive, in addition to any regular life insurance benefits paid by the Company, any payments due pursuant to this Section 4.5(a) through the date of your death;

(ii) if you accept benefits-eligible employment with any other corporation, partnership, trust, government or other entity during the Severance Period (notice of such employment to be provided to the Company within ten (10) business days) or otherwise notify the Company in writing of your intention to terminate your benefits during the Severance Period, you will continue to receive all payments pursuant to this Section 4.5(a), but shall cease to receive any applicable post-termination benefits described in Section 4.5(c) below, effective upon the commencement of such employment or the effective date of such termination as specified by you in your notice of intention to terminate benefits;

(iii) if you accept employment with the Company or an Affiliate during the Severance Period, your payments pursuant to this Section 4.5 shall cease effective the first date of employment with the Company or with such related or affiliated entity;

(iv) you understand that Base Salary shall not include any additional compensation or incentives and that severance does not include any bonus that has not already been paid out; and

(v) you understand that this Section only applies if you are terminated from employment for any reason other than under Sections 4.1, 4.2, 4.3 or 4.4 during the Term of Employment.

(b) The “Severance Period” shall be twelve (12) months.

(c) Subject to (A) your timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) your continued copayment of premiums at the same level and cost to you as if you were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers you (and your eligible dependents) during the Severance Period at the Company’s expense, provided that you are eligible and remains eligible for COBRA coverage. Notwithstanding the foregoing, the Company shall not be obligated to provide the continuation coverage contemplated by this Section 4.5(c) if it would result in the imposition of excise taxes on the Company for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable). During the Severance Period, you will not be entitled to any additional awards or grants under any equity plan or any incentive plan or to continue elective deferrals in or accrue additional benefits under the Company’s 401(k) plan or any other qualified or nonqualified retirement programs maintained by the Company.

(d) Any payments or benefits provided in this Section 4.5 shall be in lieu of and offset any payments required under federal, state or local laws including, but not limited to, any notice pay required under the federal Worker’s Adjustment Retraining Notification (“WARN”) Act or state equivalent.

4.6 Resignation. You may terminate the Term of Employment for any reason, including, without limitation, your retirement, at any time on thirty (30) days’ prior written notice to the Company. In such event, the Company’s only obligation to you will be payment of the Termination Entitlement. In any instance in which you provide written notice of your termination of the Term of Employment to the Company, the Company may elect to terminate your employment immediately, in which case the Company’s only obligation to you will be payment of the Termination Entitlement, treating the last day of the notice period as the date of termination solely for purposes of calculating the Termination Entitlement. In no event will the Company’s early termination of your employment pursuant to the preceding sentence be considered a termination of the Term of Employment by the Company under Section 4.5 and in no event shall the Company’s early termination of you pursuant to the preceding sentence require the Company to provide the Termination Entitlement for any greater period than the period beginning on the date your written notice of termination is received by the Company and ending thirty (30) days thereafter.

4.7 Release. In the event of a termination of the Term of Employment pursuant to Sections 4.4, or 4.5 above, a condition precedent to the Company’s obligation to make or continue to make the payments associated with such termination shall be your execution and delivery to the Company of a release of all claims you may have against the Company, its Affiliates and their related persons arising out of or in connection with your employment or termination of employment, including, but not limited to, a release of all claims of discrimination, in a form to be provided by the Company. Any severance payments made to you shall be in installments on regular payroll dates following the effective date of the release agreement and subject to applicable withholdings and deductions.

4.8 No Other Payments or Benefits. In the event your employment is terminated during the Term of Employment, you shall not be entitled to any severance under the Company’s general employee policies or any severance policy or plan maintained by the Company, the payment and benefits provided for in this Agreement constituting the sole source of any payments or benefits payable to you except any amounts payable to you as required by applicable law. Except as may be otherwise provided in Section 4.4(c), your rights to benefits and payments under any benefit plan, Long-Term Incentive Plan, or other plan of the Company will be determined in accordance with the then current terms and provisions of such plans and any agreements under which such benefits or payments were granted.

4.9 Forfeiture. In the event you breach the terms of Section 5 of this Agreement, you acknowledge and agree that you shall forfeit any remaining amounts due to you under this Section 4 other than your Termination Entitlement. The Company’s rights contained in this Section 4.9 shall be in addition to, and shall not limit, any other rights or remedies that the Company may have under law or in equity.

5. Protection of Confidential Information, Non-Competition, Non-Solicitation, Non-Disparagement and Cooperation.

5.1 Protection of Confidential Information and Non-Competition Covenants.

(a) Acknowledgements. You acknowledge that your employment by the Company will bring you into close contact with many confidential affairs of the Company, including information about costs, profits, markets, sales, products, key personnel, operational methods, technical processes, plans for future development and other business affairs and editorial matters not readily available to the public. You further acknowledge that the services to be performed under this Agreement are of a special, unique, unusual, extraordinary and intellectual character. You further acknowledge that the business of the Company is international in scope, that its products are marketed throughout the world, that the Company competes in nearly all of its business activities with other organizations that are or could be located in nearly any part of the world and that the nature of your services, position and expertise are such that you are capable of competing with the Company from nearly any location in the world. In recognition of the foregoing, you covenant and agree to the requirements of this Section 5.

(b) Safeguarding of Confidential Information. You will keep secret all confidential matters of the Company, including without limitation, the terms and provisions of this Agreement and any payments or benefits you receive pursuant to this Agreement in connection with a termination of employment, and will not use for your own benefit or intentionally disclose such matters to anyone outside of the Company, either during or after your employment, except with the Company’s written consent, provided that (i) you will have no such obligation to the extent such matters are or become publicly known other than as a result of your breach of your obligations hereunder; (ii) you may, after giving prior notice to the Company to the extent practicable under the circumstances, disclose such matters to the extent required by applicable laws or governmental regulations or judicial or regulatory process; and (iii) you may disclose the terms of this Agreement to your spouse or life partner, attorney, accountant, and/or financial advisor, provided that such persons also agree to maintain such confidentiality. Nothing in this provision prohibits you from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need the Company’s prior authorization to make any such reports or disclosures, and you are not required to notify the Company that you have made such reports or disclosures. The rights set forth herein are in addition to all rights the Company may have under the common law or applicable statutory laws relating to the protection of trade secrets;

(c) Return of Company Property and Information. Upon termination of your employment for any reason, or at any other time the Company may so request, you will deliver promptly to the Company all memoranda, notes, records, reports and other documents (and all copies thereof) in any form whatsoever (including information contained in computer memory or on any computer disks or other storage devices) relating to the Company’s business, which you obtained while employed by, or otherwise serving or acting on behalf of, the Company and which you may then possess or have under your control and not maintain copies of any such documents on any personal computer, cloud account, or other storage device in your personal possession. No later than the effective date of your termination, you will also return all Company property previously in your possession, including but not limited to any Company equipment, electronic devices, keys, identification cards, and credit cards.

(d) Nonsolicitation of Employees. (i) During your employment, and (ii) for a period of one (1) year after the termination of your employment (the “Restriction Period”), and (iii) during the Severance Period for any termination of your employment pursuant to Sections 4.5, you will not, directly or indirectly, employ or solicit the employment of, and shall not assist, induce, cause or encourage any other person or entity to employ or solicit the employment of, any person who was an employee of the Company or any of its affiliated companies at the date of your termination or within six (6) months prior thereto; provided, however, that this Section 5.1 (d) shall not preclude general advertising for personnel or responding to an unsolicited request for a personal recommendation for or evaluation of an employee of the Company or any of its subsidiaries or affiliates.

(e) Noncompetition. (i) During your employment, (ii) during the Restriction Period and (iii) during the Severance Period for any termination of your employment pursuant to Sections 4.5; you will not, directly or indirectly, without the prior written consent of the CEO of the Company, or his designee, render any services to any other person or entity, or own or acquire any interest of any type in any other person or entity which is engaged, either directly or indirectly, in the services provided by the Company or any other business engaged in material competition with the Company including any expert recruiting company or entity, or any company that provides IT staffing, IT consulting, experienced technical personnel and consultants anywhere in the United States. The foregoing shall not be deemed to prohibit you from acquiring securities of any corporation which are publicly traded so long as such securities do not constitute more than one percent (1%) of the outstanding voting power of that public company.

5.2 No Use of Client Information; Nonsolicitation of Company Clients or Prospective Clients. You acknowledge that the Company has a compelling business interest in preventing unfair competition stemming from the use or disclosure of confidential client information, including but not limited to the identity of clients and prospective clients (“Client Information”), in the event that, after any termination of your employment with the Company, you go to work for or become affiliated with a competitor of the Company or otherwise engage in business activities that are competitive with those of the Company. You further acknowledge that all clients serviced by you as an executive of the Company are clients of the Company and not yours personally, and that by virtue of your employment with the Company, you have gained or will gain knowledge of the identity, characteristics, and preferences of clients, and that you would inevitably have to draw on Client Information if you were to solicit or service the Company’s clients or contact prospective clients on behalf of a competing business enterprise. Accordingly, you agree that during the Restriction Period, you will not, in connection with a business in competition with the Company, solicit the business of or service any actual or prospective client for whom you provided any services or as to whom you had access to Client Information during the course of your employment with the Company. You also agree that, during the Restriction Period, you will not encourage or assist any person or entity in competition with the Company to solicit or service any actual or prospective client of the Company covered by this Section 5.2, or otherwise seek to encourage or induce any such client to cease doing business with, or lessen its business with, the Company.

5.3 Non-Disparagement. You will not make any statements that are professionally or personally disparaging about, or adverse to, the interests of the Company (including any subsidiaries or affiliates and each of their officers, directors, and employees), including, but not limited to, any statements that disparage any person, product, service, financial condition, or any other aspect of the business of the Company, Company subsidiaries or affiliates, provided, however, that nothing herein shall prevent you from exercising your rights under Section 7 of the National Labor Relations Act. Nothing herein shall prevent you or the Company from testifying truthfully under oath pursuant to any lawful court order or subpoena or otherwise responding to or providing disclosures required by law. Nothing in this Agreement prohibits you from making claims or complaints that may not be waived by law.

5.4 Cooperation. Following the termination of your employment under this Agreement for any reason, you agree to cooperate with the Company in providing for an orderly transition through the effective date of your termination of employment pursuant to Section 4 and thereafter, which cooperation shall include giving such assistance at reasonable times as may be reasonably requested by the Company. Such cooperation shall extend to additional matters as reasonably requested by the Company from time to time, including, without limitation, legal matters about which you have knowledge by virtue of your employment with the Company. The Company will reimburse you for your reasonable out-of-pocket expenses (excluding attorneys’ fees) incurred by you in connection with providing such assistance to the extent allowed by applicable law.

5.5 Immunity from Liability for Confidential Disclosure of a Trade Secret to the Government or in a Sealed Court Filing. The federal Defend Trade Secrets Act of 2016 immunizes you against criminal and civil liability under federal or state trade secret laws -under certain circumstances - if you disclose a trade secret for the purpose of reporting a suspected violation oflaw. Immunity is available if you disclose a trade secret in either of these two circumstances: (i) you disclose the trade secret (a) in confidence, (b) directly or indirectly to a government official (federal, state or local) or to a lawyer, and (c) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a legal proceeding, you disclose the trade secret in the complaint or other documents filed in the case, so long as the document is filed “under seal” (meaning that it is not accessible to the public).

5.6 No Breach of Third Party Obligations. You agree that by accepting this Agreement, you warrant that you are not in breach of any other third party obligations and no contract or agreement to which you are bound prevents you from complying with the terms of this Agreement. You also acknowledge that the Company does not want and prohibits you frorri bringing any third party confidential information to the Company’s premises or to use such information in the performance of your job responsibilities.

6. Ownership of Work Product. You acknowledge that during the your employment, you may, in the course of your employment, conceive of, discover, invent or create inventions, improvements, new contributions, literary property, material, ideas and discoveries, whether patentable or copyrightable or not (all of the foregoing being collectively referred to herein as “Work Product”), and that various business opportunities shall be presented to you by reason of your employment by the Company. You acknowledge that, unless the Company otherwise agrees in writing, all of the foregoing shall be owned by and belong exclusively to the Company and that you will have no personal interest therein, provided that they are, in the case of Work Product, conceived or made on the Company’s time or with the use of the Company’s facilities or materials, or, in the case of business opportunities, are presented to you for the possible interest or participation of the Company. You will further, unless the Company otherwise agrees in writing, (i) promptly disclose any such Work Product and business opportunities to the Company; (ii) assign to the Company, upon request and without additional compensation, the entire rights to such Work Product and business opportunities to the extent not otherwise owned at law by the Company; (iii) sign all papers necessary to carry out the foregoing; and (iv) give testimony in support of your inventorship or creation in any appropriate case. You agree that you will not assert any rights to any Work Product or business opportunity as having been made or acquired by you prior to the date of this Agreement except for Work Product or business opportunities, if any, disclosed to and acknowledged by the Company in writing prior to the date hereof. In furtherance of and without limiting the foregoing, any copyrightable work created in connection with the services provided by you hereunder shall be considered “work made for hire” under the Copyright Law of 1976 and any successor thereto, and the Company shall be the owner of such work.

7. Representations.

(a) You represent and warrant that you are not a party to any agreements or understandings which would prevent your fulfillment of the terms of this Agreement or which would be violated by entering into this Agreement and performing your obligations hereunder;

(b) The Company shall have the right to use your name, biography and likeness in connection with its respective businesses and that of its subsidiaries and affiliates, but not as a direct endorsement;

(c) Upon execution of this Agreement by the Company, this Agreement shall be your valid and binding obligation enforceable in accordance with its terms; and

(d) You are not subject to any pending, or to your knowledge, any threatened lawsuit, action, investigation or proceeding involving your prior employment or consulting work or the use of any information or techniques of any former employee or contracting party.

8. Enforcement. Because your services are unique and because you have access to Confidential Information and Work Product, the parties to agree that Parent and its Subsidiaries would suffer irreparable harm from a breach or threatened breach of Sections 5, 6 and 7 by you and that money damages would not be an adequate remedy for any such breach or threatened breach of this Agreement. In the event of any breach or threatened breach of this Agreement, Parent and its Subsidiaries, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of an alleged breach of violation by you of Section 5, the Restriction Period shall be extended automatically by the amount of time between the initial occurrence of the breach or violation and when such breach or violation has been duly cured

9. General.

9.1 Notices. All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally or mailed first-class, postage prepaid, by registered or certified mail, as follows (or to such other or additional address as either party shall designate by notice in writing to the other in accordance herewith):

If to the Company:

Thomas Salerno, CEO

TSR, Inc.

400 Oser Avenue, Suite 150

Hauppauge, New York 11788

If to you, to the address set forth on the records of the Company.

9.2 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of law principles.

9.3 Captions. The section headings and boldface type contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.4 Entire Agreement and No Other Representations. The parties expressly acknowledge, represent and agree that this Agreement (together with all exhibits and the Company’s Standards of Business Conduct) is fully integrated, and contains and constitutes the complete and entire agreement and understanding of the parties with respect to the subject matters hereof and supersedes any and all agreements, understandings, and discussions, whether written or oral, between the parties with respect to the subject matters hereof. The parties further acknowledge, represent and agree that neither has made any representations, promises or statements to induce the other party to enter into this Agreement, and each party specifically disclaims reliance, and represents that there has been no reliance, on any such representations, promises or statements and any rights arising therefrom.

9.5 Assignability. This Agreement and your rights and obligations hereunder may not be assigned by you. The Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of the business and assets of the Company or of the magazine, group, or division, which is employing you and such rights and obligations shall inure to, and be binding upon, any successor to the business or substantially all of the assets of the Company or of the magazine, group, or division which is employing you; whether by merger, purchase of stock or assets or otherwise, and such successor shall expressly assume such obligations.

9.6 Amendments, Waivers. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived only by written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

9.7 Mediation; Arbitration. The parties agree that all claims, disputes, and/or controversies arising under this Agreement and/or related to your employment hereunder (whether or not based on contract, tort or upon any federal, state or local statute, including but not limited to claims asserted under the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, any state fair employment practices act, and/or the Americans with Disabilities Act), shall be resolved exclusively through mediation first and then arbitration by JAMS, in the County of New York in the State of New York, in accordance with the JAMS Rules and Procedures for Mediation/Arbitration of Employment Disputes; provided, however, that in the event that the Company alleges that you are in breach of any of the provisions contained in Section 5 or 6 of this Agreement, the Company shall not be exclusively required to submit such dispute to mediation/arbitration. In such event, the Company may, at its option, seek and obtain from any court having jurisdiction, injunctive or equitable relief, in addition to pursuing at arbitration all other remedies available to it (including without limitation any claims for relief arising out of any breach of Sections 5, 6 or 7 of this Agreement). In the event that the Company chooses to bring any such suit, proceeding or action for injunctive or equitable relief in an appropriate court, you hereby waive your right, if any, to trial by jury, and hereby waive your right, if any, to interpose any counterclaim or set-off for any cause whatever and agree to arbitrate any and all such claims.

9.8 Specific Remedy. In addition to such other rights and remedies as the Company may have at equity or in law with respect to any breach of this Agreement, if you commit a material breach of any of the provisions of Sections 5, 6 or 7, the Company will have the right and remedy to have such provisions specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company. In the event that you violate any of the provisions of Sections 5, 6 or 8, the period of the restrictive covenants set forth in those provisions shall be extended for the period of time you remain in violation. You also agree to indemnify the Company and hold the Company harmless from any and all losses suffered by the Company as a result of any violation by you of this Agreement, and to pay the Company’s reasonable attorneys’ fees and other legal expenses incurred to enforce this Agreement.

9.9 Acknowledgment and Consent. You acknowledge that the restrictions contained in this Agreement, including but not limited to those contained in Sections 5 or 6, are fair, reasonable and necessary for the protection of the legitimate business interests of the Company, and that the Company will suffer irreparable harm in the event of any actual or threatened breach by you. You therefore consent to the entry of a restraining order, preliminary injunction, or other court order to enforce this Agreement and expressly waive any security that might otherwise be required in connection with such relief. You also agree that any request for such relief by the Company shall be in addition to and without prejudice to any claim or monetary damages which the Company might elect to assert.

9.10 Severability. If any provision of this Agreement is held to be unenforceable by a court, the remaining provisions shall be enforced to the maximum extent possible. If a court should determine that any provision of this Agreement is overbroad or unreasonable, such provision shall be given effect to the maximum extent possible by narrowing or enforcing in part that aspect of the provision found overbroad or unreasonable.

9.11 Standards of Business Conduct. The Company’s Standards of Business Conduct is provided with this Agreement and made a part hereof. You confirm that you have read, understand and will comply with the terms thereof and any reasonable amendments thereto. In addition, as a condition of your employment under this Agreement, you understand that you may be required periodically to confirm that you have read, understand and will comply with the Standards of Business Conduct as the same may be revised from time to time. You will also comply with all other written policies of the Company.

9.12 Withholding Taxes. Payments made to you pursuant to this Agreement shall be subject to withholding and social security taxes and other ordinary and customary payroll deductions.

9.13 Compliance with IRC Section 409A. To the extent that payments and benefits in this Agreement are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), this Agreement is intended to comply with and will be interpreted in a manner intended to comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, if at the time of your termination of employment with the Company you are a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the expiration of the six-month period measured from the date of your separation from service with the Company (or the earliest date as is permitted under Section 409A of the Code). On the first day of the seventh month following the date of your separation from service, or if earlier, the date of your death, (x) all payments delayed pursuant to this paragraph (whether they would have otherwise been paid or reimbursed to you in a single sum or in installments) shall be paid or reimbursed to you in a single sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal dates specified for them in this Agreement. In addition, if any other payments of money or other benefits due to you hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to you in a manner consistent with Treas. Reg. Section 1.409A-3(i)(l)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. References herein to a termination of your employment shall be deemed to refer to the date upon which you have experienced a “separation from service” within the meaning of Code Section 409A. The Company shall consult with you in good faith regarding the implementation of the provisions of this Section 9.13; provided that neither the Company nor any of its employees or representatives shall have any liability to you with respect thereto.

9.14 No Offset. Neither you nor the Company shall have any right to offset any amounts owed by one party hereunder against amounts owed or claimed to be owed to such party, whether pursuant to this Agreement or otherwise, and you and the Company shall make all the payments provided for in this Agreement in a timely manner.

9.15 Survival. Sections 5 and 6 (and their subparts) shall survive your employment and any expiration of this Agreement and shall apply for the duration of employment and beyond in accordance with their terms.

9.16 Counterparts. This Agreement may be executed in any number of counterparts all of which shall constitute one original instrument.

9.17 Interpretation. The parties to this Agreement have cooperated in the drafting and preparation of this Agreement. Hence, in any construction or interpretation of this Agreement, the same shall not be construed against any party on the basis that such party was the drafter.

If the foregoing correctly sets forth the understanding between you and the Company, please sign and date below and return this Agreement to the Company.

TSR CONSULTING, INC.		CONFIRMED AND AGREED:

By:	/s/ Tom Salerno	By:	/s/ Mohammed Shah Syed
	Tom Salerno, CEO		Mohammed Shah Syed

Date:	11/17/2022	Date:	11/18/2022